--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of November 2001

                             ---------------------

                       FRESENIUS MEDICAL CARE CORPORATION
                (Translation of registrant's name into English)

                             ELSE-KRONER STRASSE 1
                               61346 BAD HOMBURG
                                    GERMANY
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  [X]                               Form 40-F  [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  [ ]                                     No  [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           FRESENIUS MEDICAL CARE AG

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
                           PART I
                   FINANCIAL INFORMATION
  ITEM 1
  FINANCIAL STATEMENTS......................................       1
  Condensed Consolidated Statements of Earnings.............       1
  Condensed Consolidated Balance Sheets.....................       3
  Condensed Consolidated Statement of Cash Flows............       4
  Condensed Consolidated Statement of Shareholders'
     Equity.................................................       5
  Notes to Condensed Consolidated Financial Statements......       6
  ITEM 2
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS....................      26
  ITEM 3
  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
     RISK...................................................      40
                          PART II
                     OTHER INFORMATION
  ITEM 1
  LEGAL PROCEEDINGS.........................................      41
  ITEM 5
  OTHER INFORMATION.........................................      43
  ITEM 6
  EXHIBITS AND REPORTS ON FORMS 8-K/6-K.....................      44
  (a) Exhibits..............................................      44
  (b) Reports on Form 8-K/6-K...............................      44
  SIGNATURES................................................      45

                                       (i)

                           FRESENIUS MEDICAL CARE AG

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 1
                              FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 2001         2000
                                                              ----------   ----------
                                                                    (UNAUDITED)
Net revenue:
  Dialysis Care.............................................  $  906,004   $  761,090
  Dialysis Products.........................................     322,151      320,083
                                                              ----------   ----------
                                                               1,228,155    1,081,173
Cost of revenue:
  Dialysis Care.............................................     632,014      529,894
  Dialysis Products.........................................     180,095      175,367
                                                              ----------   ----------
                                                                 812,109      705,261
Gross profit................................................     416,046      375,912
Operating expenses:
  Selling, general and administrative.......................     245,384      201,227
  Research and development..................................       8,156        7,503
                                                              ----------   ----------
Operating income............................................     162,506      167,182
Other (income) expense:
  Interest income...........................................      (5,631)      (2,253)
  Interest expense..........................................      60,781       53,958
                                                              ----------   ----------
Income before income taxes and minority interest............     107,356      115,477
Income tax expense..........................................      43,125       56,373
                                                              ----------   ----------
Income before minority interest.............................      64,231       59,104
Minority interest...........................................         338          712
                                                              ----------   ----------
Net income..................................................  $   63,893   $   58,392
                                                              ==========   ==========
Basic income per Ordinary share.............................  $     0.66   $     0.63
                                                              ==========   ==========
Fully diluted income per Ordinary share.....................  $     0.66   $     0.63
                                                              ==========   ==========
Basic income per Preference share...........................  $     0.67   $     0.64
                                                              ==========   ==========
Fully diluted income per Preference share...................  $     0.67   $     0.64
                                                              ==========   ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 1
                              FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 2001         2000
                                                              ----------   ----------
                                                                    (UNAUDITED)
Net revenue:
  Dialysis Care.............................................  $2,638,547   $2,183,595
  Dialysis Products.........................................     950,378      935,598
                                                              ----------   ----------
                                                               3,588,925    3,119,193
Cost of revenue:
  Dialysis Care.............................................   1,848,370    1,506,575
  Dialysis Products.........................................     524,628      519,253
                                                              ----------   ----------
                                                               2,372,998    2,025,828
Gross profit................................................   1,215,927    1,093,365
Operating expenses:
  Selling, general and administrative.......................     705,993      602,491
  Research and development..................................      24,492       23,153
                                                              ----------   ----------
Operating income............................................     485,442      467,721
Other (income) expense:
  Interest income...........................................     (11,007)      (7,315)
  Interest expense..........................................     175,674      171,168
                                                              ----------   ----------
Income before income taxes and minority interest............     320,775      303,868
Income tax expense..........................................     139,624      148,256
                                                              ----------   ----------
Income before minority interest.............................     181,151      155,612
Minority interest...........................................       1,136        2,225
                                                              ----------   ----------
Net income..................................................  $  180,015   $  153,387
                                                              ==========   ==========
Basic income per Ordinary share.............................  $     1.86   $     1.74
                                                              ==========   ==========
Fully diluted income per Ordinary share.....................  $     1.86   $     1.74
                                                              ==========   ==========
Basic income per Preference share...........................  $     1.90   $     1.79
                                                              ==========   ==========
Fully diluted income per Preference share...................  $     1.90   $     1.78
                                                              ==========   ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                  AT SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
                                                               (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................   $   74,284      $   64,577
  Trade accounts receivable, less allowance for doubtful
    accounts of $130,823 in 2001 and
    $111,185 in 2000........................................      932,423         753,674
  Accounts receivable from related parties..................       59,206          46,117
  Inventories...............................................      369,337         320,234
  Prepaid expenses and other current assets.................      291,441         214,526
  IDPN accounts receivable..................................           --           5,189
  Deferred taxes............................................      107,738         177,094
                                                               ----------      ----------
      Total current assets..................................    1,834,429       1,581,411
Property, plant and equipment, net..........................      831,842         738,993
Intangible assets, including goodwill, net..................    3,699,281       3,475,056
Deferred taxes..............................................       23,587          27,205
Other assets................................................      184,180         156,288
                                                               ----------      ----------
      Total assets..........................................   $6,573,319      $5,978,953
                                                               ==========      ==========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $  223,515      $  203,374
  Accounts payable to related parties.......................       92,839          77,823
  Accrued expenses and other current liabilities............      396,951         391,640
  Note payable related to Settlement........................           --          85,920
  Short-term borrowings.....................................      105,660         106,592
  Short-term borrowings from related parties................       32,006         218,333
  Current portion of long-term debt and capital lease
    obligations.............................................      165,047         168,231
  Income tax payable........................................      160,391         117,572
  Deferred taxes............................................       24,703          20,967
                                                               ----------      ----------
      Total current liabilities.............................    1,201,112       1,390,452
Long-term debt and capital lease obligations, less current
  portion...................................................      783,329         657,832
Other liabilities...........................................      126,635          31,464
Pension liabilities.........................................       67,771          69,970
Deferred taxes..............................................      109,974         176,487
Company-obligated mandatorily redeemable preferred
  securities of subsidiary Fresenius Medical Care Capital
  Trusts holding solely Company-guaranteed debentures of
  subsidiary................................................    1,448,988         952,727
Minority interest...........................................       19,913          21,271
                                                               ----------      ----------
      Total liabilities.....................................    3,757,722       3,300,203
Shareholders' equity:
Preference shares, no par, euro 2.56 nominal value,
  45,497,700 shares authorized, 26,105,410 issued and
  outstanding at September 30, 2001; 23,765,093 issued and
  outstanding at December 31, 2000..........................       69,350          63,644
Ordinary shares, no par, euro 2.56 nominal value, 70,000,000 shares authorized, issued and
  outstanding at September 30, 2001 and December 31, 2000...      229,494         229,494
Additional paid-in capital..................................    2,733,490       2,634,606
Retained earnings (deficit).................................       58,209         (56,024)
Accumulated other comprehensive loss........................     (274,946)       (192,970)
                                                               ----------      ----------
      Total shareholders' equity............................    2,815,597       2,678,750
                                                               ----------      ----------
      Total liabilities and shareholders' equity............   $6,573,319      $5,978,953
                                                               ==========      ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                2001        2000
                                                              ---------   ---------
Operating Activities:
  Net income................................................  $ 180,015   $ 153,387
  Adjustments to reconcile net income to cash and cash
    equivalents provided by
    (used in) operating activities:
    Depreciation and amortization...........................    243,051     217,174
    Change in deferred taxes, net...........................     44,543      68,214
    Loss (gain) on sale of fixed assets.....................        286        (786)
    Compensation expense related to stock options...........      1,600       3,538
  Changes in assets and liabilities, net of amounts from
    businesses acquired or disposed of:
    Trade accounts receivable, net..........................   (127,349)   (134,415)
    Inventories.............................................    (48,813)    (18,041)
    Prepaid expenses, other current and non-current
     assets.................................................    (29,780)    (40,149)
    Accounts receivable from/ payable to related parties....     (4,816)    (46,584)
    Accounts payable, accrued expenses and other current and
     non-current liabilities................................    (44,308)    (15,635)
    Income taxes payable....................................     44,455      49,186
                                                              ---------   ---------
        Net cash provided by operating activities...........    258,884     235,889
                                                              ---------   ---------
Investing Activities:
  Purchases of property, plant and equipment................   (191,044)   (143,617)
  Proceeds from sale of property, plant and equipment.......     22,514      18,146
  Acquisitions, net of cash acquired........................   (183,435)   (244,881)
                                                              ---------   ---------
        Net cash used in investing activities...............   (351,965)   (370,352)
                                                              ---------   ---------
Financing Activities:
  Proceeds from short-term borrowings.......................     68,235      32,698
  Repayments of short-term borrowings.......................    (82,160)    (20,695)
  Proceeds of short-term borrowings from related parties....     20,588      22,928
  Repayments of short-term borrowings from related
    parties.................................................   (206,564)   (141,000)
  Payments on obligation related to Settlement..............    (85,920)   (352,721)
  Proceeds from long-term debt..............................    461,349     228,601
  Principal payments of long-term debt and capital lease
    obligations.............................................   (475,592)   (138,024)
  Proceeds from issuance of trust preferred securities......    470,598          --
  Proceeds from issuance of preference shares...............         --     556,958
  Increase of accounts receivable securitization program....      3,571      17,839
  Proceeds from exercise of stock options...................      3,512         478
  Dividends paid............................................    (65,782)    (51,229)
  Change in minority interest...............................     (1,330)       (379)
                                                              ---------   ---------
        Net cash provided by financing activities...........    110,505     155,454
                                                              ---------   ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (7,717)     (8,740)
                                                              ---------   ---------
Cash and Cash Equivalents:
  Net increase in cash and cash equivalents.................      9,707      12,251
  Cash and cash equivalents at beginning of period..........     64,577      34,760
                                                              ---------   ---------
  Cash and cash equivalents at end of period................  $  74,284   $  47,011
                                                              =========   =========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                              PREFERENCE SHARES        ORDINARY SHARES
                             --------------------   ---------------------   ADDITIONAL
                             NUMBER OF    NO PAR    NUMBER OF     NO PAR     PAID IN     RETAINED   ACCUMULATED OTHER
                               SHARES      VALUE      SHARES      VALUE      CAPITAL     EARNINGS   COMPREHENSIVE LOSS     TOTAL
                             ----------   -------   ----------   --------   ----------   --------   ------------------   ----------
                                                                          (UNAUDITED)
BALANCE AT DECEMBER 31,
  2000 (AUDITED)...........  23,765,093   $63,644   70,000,000   $229,494   $2,634,606   $(56,024)      $(192,970)       $2,678,750
Issuance of preference
  shares...................   2,250,000     5,498           --         --       93,981         --              --            99,479
Proceeds from exercise of
  stock options............      90,317       208           --         --        3,303         --              --             3,512
Compensation expense
  related to stock
  options..................          --        --           --         --        1,600         --              --             1,600
Dividends paid.............          --        --           --         --           --    (65,782)             --           (65,782)
Comprehensive income
  (loss):
  Net income...............          --        --           --         --           --    180,015              --           180,015
  Other comprehensive
    income (loss) related
    to cash flow hedges....          --        --           --         --           --         --         (48,305)          (48,305)
  Foreign currency
    translation
    adjustment.............          --        --           --         --           --         --         (33,671)          (33,671)
                                                                                                                         ----------
Comprehensive income
  (loss):..................          --        --           --         --           --         --              --            98,039
                             ----------   -------   ----------   --------   ----------   --------       ---------        ----------
BALANCE AT SEPTEMBER 30,
  2001.....................  26,105,410   $69,350   70,000,000   $229,494   $2,733,490   $ 58,209       $(274,946)       $2,815,597
                             ==========   =======   ==========   ========   ==========   ========       =========        ==========

     The changes in the other comprehensive income (loss) related to SFAS 133 are as follows:

                                                                 FOR THE NINE MONTHS ENDING
                                                                     SEPTEMBER 30, 2001
                                                              --------------------------------
                                                               PRETAX    TAX EFFECT     NET
                                                              --------   ----------   --------
Net gains (losses) on derivatives hedging variability of
  cash flows:
Unrealized derivative gains (losses)........................  $(80,248)   $32,678     $(47,570)
Reclassification adjustments for gains (losses) included in
  net income................................................    (1,088)       353         (735)
                                                              --------    -------     --------
Net derivative gains (losses)...............................  $(81,336)   $33,031     $(48,305)
                                                              ========    =======     ========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  THE COMPANY AND BASIS OF PRESENTATION

  THE COMPANY

     Fresenius Medical Care AG ("FMC" or the "Company") is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for dialysis treatment.

BASIS OF PRESENTATION

  A)  BASIS OF CONSOLIDATION

     The condensed consolidated financial statements at September 30, 2001 and for the three and nine-month periods ended September 30, 2001 and 2000 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company's 2000 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

     The results of operations for the nine-month period ended September 30, 2001 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2001.

  B)  CLASSIFICATIONS

     Certain items in prior years' unaudited condensed consolidated financial statements have been reclassified to conform with the current year's presentation.

2.  SETTLEMENT OF INVESTIGATIONS AND RELATED COSTS

     On January 18, 2000, Fresenius Medical Care Holdings, Inc. ("FMCH"), National Medical Care, Inc. ("NMC") and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.'s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the "Settlement").

     In June 2001, the FMCH made final payment to the U.S. Government of $85.9 million pursuant to the Settlement. In addition, FMCH received a final payment of $5.2 million in the first quarter of 2001 from the U.S. Government, related to FMCH's claims for outstanding Medicare receivables.

3.  ACQUISITIONS

     In January 2001, the Company acquired Everest Healthcare Services Corporation ("Everest") for $354 million including debt assumed amounting to $135 million. Approximately one third of the purchase price ($99 million) was funded by the issuance of 2.25 million Fresenius Medical Care AG Preference shares to the Everest shareholders. The remaining purchase price was paid with $120 million cash.

     On July 2, 2001, Fresenius Medical Care Cardiovascular Resources Holding, Inc. ("FMC-CVR") completed the acquisition of Edwards Lifesciences Cardiovascular Resources, Inc., a leading provider of perfusion and related cardiovascular services in the United States. FMC-CVR is an affiliate owned 45% by the Company. Fresenius Medical Care North America provides the management and staffing of the company.

     Through September 30, 2001, the Company had paid approximately $183 million cash for acquisitions consisting primarily of dialysis clinics, including the $120 million cash portion for Everest.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

4.  INVENTORIES

     As of September 30, 2001 and December 31, 2000, inventories consisted of the following (in thousands):

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
Raw materials and purchased components......................    $ 73,782        $ 73,244
Work in process.............................................      22,444          22,231
Finished goods..............................................     189,825         160,358
Health care supplies........................................      83,286          64,401
                                                                --------        --------
  Inventories...............................................    $369,337        $320,234
                                                                ========        ========

5.  SHAREHOLDERS' EQUITY

     On January 5, 2001, the Company issued 2,250,000 Preference shares as a portion of the purchase price for the Everest acquisition. (see Note 3).

     Cash dividends of $66 million for 2000 in the amount of E 0.84 on each Preference share and E 0.78 on each Ordinary share were paid on May 24, 2001.

     During the nine months ended September 30, 2001, 10,224 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 3,408 Ordinary shares to employees and remitted approximately $20,000 to the Company. During the same period, no Rollover Plan options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital.

     During the nine months ended September 30, 2001, 66,516 Preference shares were issued upon exercise of stock options under FMC 98 Plan 1. The $2,631,000 proceeds were accounted for as an increase in capital. Under FMC 98 Plan 2, 23,801 Preference shares were issued upon exercise of stock options. The $861,000 proceeds were accounted for as an increase in capital. During the same period, 140,689 and 4,205 stock options were cancelled under FMC 98 Plan 1 and FMC 98 Plan 2, respectively.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

     The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for each of the three and nine month periods ending September 30, 2001 and 2000, respectively.

                                                                   FOR THE THREE MONTHS
                                                                    ENDED SEPTEMBER 30,
                                                             ---------------------------------
                                                                  2001              2000
                                                             ---------------   ---------------
                                                                      (IN THOUSANDS,
                                                             EXCEPT SHARE AND PER SHARE DATA)
Numerators:
Income.....................................................    $    63,895       $    58,392
less:
  Preference on Preference shares..........................            351               304
                                                               -----------       -----------
Income available to Preference shares only.................            351               304
Income available to all classes of shares..................    $    63,544       $    58,088
                                                               ===========       ===========
Denominators:
Weighted average number of:
Ordinary shares outstanding................................     70,000,000        70,000,000
Preference shares outstanding..............................     26,075,914        22,177,452
                                                               -----------       -----------
Total weighted average shares outstanding..................     96,075,914        92,177,452
Potentially dilutive Preference shares.....................        537,923           370,734
                                                               -----------       -----------
Total weighted average shares outstanding assuming
  dilution.................................................     96,613,837        92,548,186
Total weighted average Preference shares outstanding
  assuming dilution........................................     26,613,837        22,548,186
Basic income per Ordinary share............................    $      0.66       $      0.63
Plus preference per Preference shares......................           0.01              0.01
                                                               -----------       -----------
Basic income per Preference share..........................    $      0.67       $      0.64
                                                               ===========       ===========
Basic income per Ordinary share............................    $      0.66       $      0.63
Plus preference per Preference share assuming dilution.....           0.01              0.01
                                                               -----------       -----------
Fully diluted income per Preference share..................    $      0.67       $      0.64
                                                               ===========       ===========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

                                                                    FOR THE NINE MONTHS
                                                                    ENDED SEPTEMBER 30,
                                                             ---------------------------------
                                                                  2001              2000
                                                             ---------------   ---------------
                                                                      (IN THOUSANDS,
                                                             EXCEPT SHARE AND PER SHARE DATA)
Numerators:
Income.....................................................    $   180,016       $   153,387
less:
  Preference on Preference shares..........................          1,045               738
                                                               -----------       -----------
Income available to Preference shares only.................          1,045               738
Income available to all classes of shares..................    $   178,971       $   152,649
                                                               ===========       ===========
Denominators:
Weighted average number of:
Ordinary shares outstanding................................     70,000,000        70,000,000
Preference shares outstanding..............................     26,000,785        17,403,517
                                                               -----------       -----------
Total weighted average shares outstanding..................     96,000,785        87,403,517
Potentially dilutive Preference shares.....................        435,992           309,323
                                                               -----------       -----------
Total weighted average shares outstanding
  assuming dilution........................................     96,436,777        87,712,840
Total weighted average Preference shares outstanding
  assuming dilution........................................     26,436,777        17,712,840
Basic income per Ordinary share............................    $      1.86       $      1.74
Plus preference per Preference shares......................           0.04              0.05
                                                               -----------       -----------
Basic income per Preference share..........................    $      1.90       $      1.79
                                                               ===========       ===========
Basic income per Ordinary share............................    $      1.86       $      1.74
Plus preference per Preference share assuming dilution.....           0.04              0.04
                                                               -----------       -----------
Fully diluted income per Preference share..................    $      1.90       $      1.78
                                                               ===========       ===========

6.  COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

 COMMERCIAL LITIGATION

     In 1997, FMCH, NMC, and certain named NMC subsidiaries, were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. The lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. Other insurance companies have filed similar claims seeking unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. Other private payors have contacted the Company and may assert that NMC received excess payment and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

material adverse effect on the Company's business, financial condition and result of operations. The Company intends to defend the claims vigorously.

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W. R. Grace & Co.-Conn ("Grace Chemicals") against Grace Chemicals, FMCH and other defendants, principally alleging that the Merger which resulted in the original formation of the Company (described in greater detail in "Indemnification by W. R. Grace & Co." below) was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W. R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; the cases are pending before the Delaware bankruptcy court in connection with Grace's Chapter 11 proceedings. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreements (see "Indemnification by W.R. Grace & Co."). If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity from W.R. Grace & Co. or its affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

 OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Centers for Medicare and Medicaid Services (CMS) (formerly known as the Health Care Financing Administration, or HCFA) issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, CMS issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. CMS further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No.95-0860 (WBB)) seeking to preclude CMS from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude CMS from enforcing its new policy retroactively, that is, to billing for services provided

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that CMS' retroactive application of the April 1995 rule was legally invalid. CMS cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding CMS' retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined CMS from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on CMS' motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare CMS' prospective application of the April 1995 rule invalid and permanently enjoin CMS from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. CMS elected not to appeal the Court's June 1995 and January 1998 orders. CMS may, however, appeal all rulings at the conclusion of the litigation. If CMS should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under the CMS' original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance, Co., Inc. Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action.

 OTHER LITIGATION AND POTENTIAL EXPOSURES

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company's financial position, results of operations or cash flows.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

     The Company operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

 INDEMNIFICATION BY W. R. GRACE & CO.

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-merger tax claims and other claims unrelated to NMC, which was Grace's dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. Proceedings have been brought against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See "Commercial Litigation" above.

     In addition, the Merger was consummated as a tax-free reorganization. Pre-merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger could be the obligation of FMCH. In particular, W. R. Grace & Co. ("Grace") has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the "Service"); that during those years Grace deducted approximately $122.1 million in interest attributable to corporate owned life insurance ("COLI") policy loans; that Grace has paid $21.2 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation; and that as a result, Grace has recorded an accrual of $75.0 million for tax exposure and related interest. Subject to certain

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

representations made by W.R. Grace & Co.-Conn., FMCH and Fresenius AG, W.R. Grace & Co.-Conn. and certain of its affiliates agreed to indemnify the Company against this or any other pre-merger or merger-related tax liabilities. W.R. Grace & Co.-Conn. and certain of its subsidiaries have filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. If the Merger is determined to be a fraudulent transfer and if material damages are proved by the plaintiffs, or if W.R. Grace & Co. is unable to satisfy its Merger related or pre-merger tax obligations, and if the Company is not able to collect on the indemnities from
W. R. Grace & Co. as a result of the bankruptcy proceedings or otherwise, and if the Company is not able to collect on the indemnities from any affiliates or former affiliates of W.R. Grace & Co. or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations.

7.  FINANCIAL INSTRUMENTS

 ADOPTION OF SFAS 133 -- TRANSITION

     The Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities and the related amendments of SFAS 138, on January 1, 2001. Upon adoption of this Statement, the Company recorded a net transition adjustment loss of $14.1 million (net of income tax benefit of $9.6 million) in accumulated other comprehensive income. In addition the company recorded a net transition adjustment gain of $7.0 million (net of income tax expense of $4.6 million) in net income. Because of corresponding entries concerning the hedged items, the net effect on earnings was immaterial.

 MARKET RISK

     The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company's Management Board. The Company does not use financial instruments for trading purposes.

     The Company conducts its financial instrument activity under the control of a single centralized department. The company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

     As of September 30, 2001, the notional volume of dollar interest rate hedging contracts totaled $1,050 million. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix the Company's variable interest rate exposure on the majority of the dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an interest rate of 6.52%. Under the senior credit agreement, the Company has agreed to maintain at least $500 million of interest rate protection. In March 2000, the Company entered into a yen-denominated interest rate swap agreement with a notional amount of Japanese Yen 400 million, in line with a yen-denominated floating-rate borrowing of a Japanese subsidiary. In September 2000, both the bank borrowing and the notional amount of the interest rate swap agreement were increased as scheduled to Yen 1,000 million, and again to Yen 1,249 million this year. The bank borrowing and the notional amount of the swap agreement will always coincide until March 2009 when the bank debt is completely repaid and the swap expires.

 FOREIGN CURRENCY RISK MANAGEMENT

     The Company conducts its business on a global basis in several major international currencies, although its operations are located principally in Germany and the United States. For financial reporting purposes, the

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company has consolidated the balance sheets of its non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. The Company employs, to a limited extent, forward contracts and options to hedge its currency exposure. The Company's policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. The Company has not used such instruments for purposes other than hedging.

 INTEREST RATE MANAGEMENT

     The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

 FAIR VALUE HEDGES

     Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in earnings.

 CASH FLOW HEDGES

     The Company enters into interest rate swaps agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments into fixed interest rate payments. After tax losses of $25 million ($41 million pretax) for the three months ended September 30, 2001 and after taxes losses of $49 million ($82 million pretax) for the nine months ended September 30, 2001, were deferred in other comprehensive income during the quarter. Interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to interest expense at each reporting date.

     Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions will be reported in accumulated other comprehensive income. These amounts will subsequently be reclassified into earnings as a component of the forecasted transaction, in the same period as the forecasted transaction affects earnings.

     During the three-month period ended September 30, 2001 the Company reclassified $402,000 of pretax net losses (after tax losses of $260,000) from Accumulated other comprehensive income into the statement of income because the underlying transactions to which the reclassified amounts relate were recognized.

     During the nine-month period ended September 30, 2001 the company reclassified $1.1 million of pretax net losses (after tax losses of $735,000) from accumulated other comprehensive income into the statement of income because the underlying transactions to which the reclassified amounts relate were recognized.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

     It is anticipated that $528,000 of pretax net gains (after tax gains of $321,000) included in accumulated other comprehensive income at September 30, 2001 will be reclassified into earnings during the next year. As of September 30, 2001, the Company had purchased derivative financial instruments with a maximum maturity of 15 months to hedge its exposure to the variability in future cash flows associated with foreign currency forecasted transactions.

8.  BUSINESS SEGMENT INFORMATION

     The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as "International". The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments. The United States operations of Fresenius Medical Care Deutschland GmbH, which had previously been included in the International segment, are now included in the North America segment. All prior periods were restated to reflect this change as of January 1, 2001.

     Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's senior bank credit agreement and indentures relating to the Company's trust preferred securities.

     EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

     Approximately 40% of the Company's worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                                 (IN THOUSANDS)

     Information pertaining to the Company's business segments for the three and nine-month periods ended September 30, 2001 and 2000 is set forth below:

                                                  NORTH
                                                 AMERICA     INTERNATIONAL   CORPORATE     TOTAL
                                                ----------   -------------   ---------   ----------
NINE MONTHS ENDED SEPTEMBER 30, 2001
  Net revenue external customers..............  $2,684,339    $  904,586     $     --    $3,588,925
  Inter-segment revenue.......................         946        17,235      (18,181)           --
                                                ----------    ----------     --------    ----------
  Total net revenue...........................   2,685,285       921,821      (18,181)    3,588,925
                                                ----------    ----------     --------    ----------
  EBITDA......................................     534,594       205,387      (11,488)      728,493
  Depreciation and amortization...............    (187,788)      (53,815)      (1,448)     (243,051)
                                                ----------    ----------     --------    ----------
  EBIT........................................     346,806       151,572      (12,936)      485,442
                                                ----------    ----------     --------    ----------
  Segment assets..............................   4,966,389     1,537,106       69,121     6,572,616
  Capital expenditures and acquisitions(1)....     258,765       115,714          719       375,198
NINE MONTHS ENDED SEPTEMBER 30, 2000
  Net revenue external customers..............  $2,295,437    $  823,756     $     --    $3,119,193
  Inter-segment revenue.......................       1,994        27,985      (29,979)           --
                                                ----------    ----------     --------    ----------
  Total net revenue...........................   2,297,431       851,741      (29,979)    3,119,193
                                                ----------    ----------     --------    ----------
  EBITDA......................................     485,377       195,920        3,598       684,895
  Depreciation and amortization...............    (165,666)      (50,267)      (1,241)     (217,174)
                                                ----------    ----------     --------    ----------
  EBIT........................................     319,711       145,653        2,357       467,721
                                                ----------    ----------     --------    ----------
  Segment assets(2)...........................   4,652,318     1,243,631       39,922     5,935,871
  Capital expenditures and acquisitions(3)....     178,179       210,227           92       388,498
THREE MONTHS ENDED SEPTEMBER 30, 2001
  Net revenue external customers..............  $  915,341    $  312,815     $     --    $1,228,156
  Inter-segment revenue.......................         372         6,090       (6,462)           --
                                                ----------    ----------     --------    ----------
  Total net revenue...........................     915,713       318,905       (6,462)    1,228,156
                                                ----------    ----------     --------    ----------
  EBITDA......................................     180,325        68,109       (4,078)      244,356
  Depreciation and amortization...............     (63,346)      (17,992)        (512)      (81,850)
                                                ----------    ----------     --------    ----------
  EBIT........................................     116,979        50,117       (4,590)      162,506
                                                ----------    ----------     --------    ----------
  Capital expenditures and acquisitions.......      40,431        46,971           --        87,402

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                  NORTH
                                                 AMERICA     INTERNATIONAL   CORPORATE     TOTAL
                                                ----------   -------------   ---------   ----------
THREE MONTHS ENDED SEPTEMBER 30, 2000
  Net revenue external customers..............  $  793,348    $  287,825     $     --    $1,081,173
  Inter-segment revenue.......................         333         8,577       (8,910)           --
                                                ----------    ----------     --------    ----------
  Total net revenue...........................     793,681       296,402       (8,910)    1,081,173
                                                ----------    ----------     --------    ----------
  EBITDA......................................     168,432        65,442        6,878       240,752
  Depreciation and amortization...............     (55,557)      (17,615)        (398)      (73,570)
                                                ----------    ----------     --------    ----------
  EBIT........................................     112,875        47,827        6,480       167,182
                                                ----------    ----------     --------    ----------
  Capital expenditures and acquisitions.......      50,356        30,880           56        81,292

---------------

(1) North America acquisitions exclude $233,895 of non-cash acquisitions for 2001 and International acquisitions exclude $11,323 of non-cash acquisitions in 2001

(2) Segment assets are as of December 31, 2000

(3) International acquisitions exclude $7,329 of non-cash acquisition in 2000

                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                      SEPTEMBER 30,           SEPTEMBER,
                                                   -------------------   ---------------------
                                                     2001       2000       2001        2000
                                                   --------   --------   ---------   ---------
Reconciliation of measures to consolidated totals
  Total EBITDA of reporting segments.............  $248,434   $233,874   $ 739,981   $ 681,297
  Total depreciation and amortization............   (81,850)   (73,570)   (243,051)   (217,174)
  Corporate expenses.............................    (4,078)     6,878     (11,488)      3,598
  Interest expense...............................   (60,781)   (53,958)   (175,674)   (171,168)
  Interest income................................     5,631      2,253      11,007       7,315
                                                   --------   --------   ---------   ---------
  Total income before income taxes and
     minority interest...........................  $107,356   $115,477   $ 320,775   $ 303,868
                                                   ========   ========   =========   =========
  Total EBIT of reporting segments...............   167,096    160,702     498,378     465,364
  Corporate expenses.............................    (4,590)     6,480     (12,936)      2,357
  Interest expense...............................   (60,781)   (53,958)   (175,674)   (171,168)
  Interest income................................     5,631      2,253      11,007       7,315
                                                   --------   --------   ---------   ---------
  Total income before income taxes and
     minority interest...........................  $107,356   $115,477   $ 320,775   $ 303,868
                                                   ========   ========   =========   =========
Depreciation and amortization
  Total depreciation and amortization of
     reporting segments..........................    81,338     73,172     241,603     215,933
  Corporate depreciation and amortization........       512        398       1,448       1,241
                                                   --------   --------   ---------   ---------
Total depreciation and amortization..............  $ 81,850   $ 73,570   $ 243,051   $ 217,174
                                                   ========   ========   =========   =========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

9.  SUPPLEMENTARY CASH FLOW INFORMATION

     The following additional information is provided with respect to the condensed consolidated statements of cash flows:

                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Supplementary cash flow information:
  Cash paid for interest....................................  $166,176   $151,855
                                                              --------   --------
  Cash paid for income taxes................................  $ 44,091   $ 27,980
                                                              --------   --------
Supplemental disclosures of cash flow information:
  Details for acquisitions:
  Assets acquired...........................................  $490,891   $296,229
  Liabilities assumed.......................................    59,608     38,397
  Notes assumed in connection with acquisition..............   145,739      7,329
  Preference shares issued in connection with acquisition...    99,479         --
                                                              --------   --------
  Cash paid.................................................   186,065    250,503
  Less cash acquired........................................     2,630      5,622
                                                              --------   --------
  Net cash paid for acquisitions............................  $183,435   $244,881
                                                              ========   ========

10.  SUPPLEMENTAL CONDENSED COMBINING INFORMATION

     FMC Trust Finance S.a.r.l. Luxembourg and FMC Trust Finance S.a.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC and by Fresenius Medical Care Deutschland GmbH ("D-GmbH"), a wholly-owned subsidiary of FMC, and by FMCH, a substantially wholly-owned subsidiary of FMC (D-GmbH and FMCH being "Guarantor Subsidiaries"). The following combining financial information for the Company is as of September 30, 2001 and December 31, 2000 and for the nine months ended September 30, 2001 and 2000, segregated between FMC, D-GmbH, FMCH and each of the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, FMC and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income
(loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

     Additionally dividends from FMCH, a substantially wholly-owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC AG.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

                                                           FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
                                              ----------------------------------------------------------------------------
                                                          GUARANTOR SUBSIDIARIES
                                                          ----------------------   NON-GUARANTOR   COMBINING     COMBINED
                                               FMC AG      D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                              ---------   ---------   ----------   -------------   ----------   ----------
                                                          (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Net revenue.................................  $      --   $443,851    $      --     $3,595,027     $(449,953)   $3,588,925
Cost of revenue.............................         --    271,078           --      2,545,614      (443,694)    2,372,998
                                              ---------   --------    ---------     ----------     ---------    ----------
  Gross profit..............................         --    172,773           --      1,049,413        (6,259)    1,215,927
                                              ---------   --------    ---------     ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative.......      8,615     68,463           --        631,309        (2,394)      705,993
  Research and development..................         --     19,403           --          5,089            --        24,492
                                              ---------   --------    ---------     ----------     ---------    ----------
Operating (loss) income.....................     (8,615)    84,907           --        413,015        (3,865)      485,442
                                              ---------   --------    ---------     ----------     ---------    ----------
Other (income) expense:
  Interest, net.............................      6,785      3,164       43,970        131,172       (20,424)      164,667
  Other, net................................   (221,416)    47,231     (112,248)            --       286,433            --
                                              ---------   --------    ---------     ----------     ---------    ----------
Income before income taxes and minority
  interest..................................    206,016     34,512       68,278        281,843      (269,874)      320,775
  Income tax expense........................     26,001     31,379      (17,588)       120,927       (21,095)      139,624
                                              ---------   --------    ---------     ----------     ---------    ----------
Income before minority interest.............    180,015      3,133       85,866        160,916      (248,779)      181,151
Minority interest...........................         --         --           --             --         1,136         1,136
                                              ---------   --------    ---------     ----------     ---------    ----------
Net income..................................  $ 180,015   $  3,133    $  85,866     $  160,916     $(249,915)   $  180,015
                                              =========   ========    =========     ==========     =========    ==========

                                                           FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2000
                                              ----------------------------------------------------------------------------
                                                          GUARANTOR SUBSIDIARIES
                                                          ----------------------   NON-GUARANTOR   COMBINING     COMBINED
                                               FMC AG      D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                              ---------   ---------   ----------   -------------   ----------   ----------
                                                          (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Net revenue.................................  $      --   $413,009    $      --     $3,068,045     $(361,861)   $3,119,193
Cost of revenue.............................         --    240,769           --      2,139,928      (354,869)    2,025,828
                                              ---------   --------    ---------     ----------     ---------    ----------
  Gross profit..............................         --    172,240           --        928,117        (6,992)    1,093,365
                                              ---------   --------    ---------     ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative.......     12,716     71,398           --        520,557        (2,180)      602,491
  Research and development..................         --     18,337           --          4,816            --        23,153
                                              ---------   --------    ---------     ----------     ---------    ----------
Operating income............................    (12,716)    82,504           --        402,745        (4,812)      467,721
                                              ---------   --------    ---------     ----------     ---------    ----------
Other (income) expense:
  Interest, net.............................     (2,801)     4,939       44,014        117,701            --       163,852
  Other, net................................   (276,990)    43,832     (102,341)            --       335,499            --
                                              ---------   --------    ---------     ----------     ---------    ----------
Income before income taxes and minority
  interest..................................    267,075     33,733       58,327        285,044      (340,311)      303,868
  Income tax expense (benefit)..............     31,949     33,445      (17,606)       130,682       (30,214)      148,256
                                              ---------   --------    ---------     ----------     ---------    ----------
Income before minority interest.............    235,126        288       75,933        154,362      (310,097)      155,612
Minority interest...........................         --         --           --             --         2,225         2,225
                                              ---------   --------    ---------     ----------     ---------    ----------
Net income..................................  $ 235,126   $    288    $  75,933     $  154,362     $(312,322)   $  153,387
                                              =========   ========    =========     ==========     =========    ==========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

                                                                        AT SEPTEMBER 30, 2001
                                           -------------------------------------------------------------------------------
                                                        GUARANTOR SUBSIDIARIES
                                                        -----------------------   NON-GUARANTOR    COMBINING     COMBINED
                                             FMC AG      D-GMBH        FMCH       SUBSIDIARIES    ADJUSTMENT      TOTAL
                                           ----------   ---------   -----------   -------------   -----------   ----------
                                                         (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Current assets:
  Cash and cash equivalents..............  $       --   $    499    $       --     $   73,785     $        --   $   74,284
  Trade accounts receivable, less
    allowance for doubtful accounts......          --     81,794            --        850,629              --      932,423
  Accounts receivable from related
    parties..............................     366,535    215,358        65,597        592,230      (1,180,514)      59,206
  Inventories............................          --     81,678            --        321,903         (34,244)     369,337
  Prepaid expenses and other current
    assets...............................      18,938     26,683            --        244,396           1,424      291,441
  Deferred taxes.........................          --         --            --         94,247          13,491      107,738
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total current assets...............     385,473    406,012        65,597      2,177,190      (1,199,843)   1,834,429
Property, plant and equipment, net.......         144     58,728            --        791,438         (18,468)     831,842
Intangible assets, including goodwill,
  net....................................       1,126      4,695            --      3,693,460              --    3,699,281
Deferred taxes...........................          16         --            --         12,030          11,541       23,587
Other assets.............................   3,237,493     13,189     2,858,325      1,339,529      (7,264,356)     184,180
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total assets.......................  $3,624,252   $482,624    $2,923,922     $8,013,647     $(8,471,126)  $6,573,319
                                           ==========   ========    ==========     ==========     ===========   ==========
Current liabilities:
  Accounts payable.......................  $      814   $ 12,334    $       --     $  210,367     $        --   $  223,515
  Accounts payable to related parties....     179,654    229,601       313,637        645,725      (1,275,778)      92,839
  Accrued expenses and other current
    liabilities..........................       9,376     65,728            --        322,128            (281)     396,951
  Short-term borrowings..................       2,378         --            --        103,282              --      105,660
  Short-term borrowings from related
    parties..............................          --         --        17,504         32,006         (17,504)      32,006
  Current portion of long-term debt and
    capital lease obligations............          --        198            --        164,849              --      165,047
  Income tax payable.....................      99,304         --            --         61,087              --      160,391
  Deferred taxes.........................         663      5,128            --         16,871           2,041       24,703
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total current liabilities..........     292,189    312,989       331,141      1,556,315      (1,291,522)   1,201,112
Long term debt and capital lease
  obligations, less current portion......     249,230      4,903       827,099        796,535      (1,094,438)     783,329
Long term borrowings from related
  parties................................     266,866         --            --           (233)       (266,633)          --
Other liabilities........................          --      1,500            --        119,886           5,249      126,635
Pension liabilities......................         370     26,639            --         40,762              --       67,771
Deferred taxes...........................          --      2,619            --        107,355              --      109,974
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company guaranteed
  debentures of subsidiary...............          --         --            --      1,448,988              --    1,448,988
Minority interest........................          --         --        16,318             --           3,595       19,913
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total liabilities..................     808,655    348,650     1,174,558      4,069,608      (2,643,749)   3,757,722
Shareholders' equity:....................   2,815,597    133,974     1,749,364      3,944,039      (5,827,377)   2,815,597
                                           ----------   --------    ----------     ----------     -----------   ----------
  Total liabilities and shareholders'
    equity...............................  $3,624,252   $482,624    $2,923,922     $8,013,647     $(8,471,126)  $6,573,319
                                           ==========   ========    ==========     ==========     ===========   ==========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

                                                                        AT DECEMBER 31, 2000
                                           -------------------------------------------------------------------------------
                                                        GUARANTOR SUBSIDIARIES
                                                        -----------------------   NON-GUARANTOR    COMBINING     COMBINED
                                             FMC AG      D-GMBH        FMCH       SUBSIDIARIES    ADJUSTMENT      TOTAL
                                           ----------   ---------   -----------   -------------   -----------   ----------
                                                         (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Current assets:
  Cash and cash equivalents..............  $      137   $    100    $       --     $   64,340     $        --   $   64,577
  Trade accounts receivable, less
    allowance for doubtful accounts......          --     72,775            --        680,899              --      753,674
  Accounts receivable from related
    parties..............................     132,463    193,640        51,487        531,874        (863,347)      46,117
  Inventories............................          --     67,988            --        286,199         (33,953)     320,234
  Prepaid expenses and other current
    assets...............................       2,539     20,237            --        190,326           1,424      214,526
  IDPN accounts receivable...............          --         --            --          5,189              --        5,189
  Deferred taxes.........................         388      1,945            --        156,732          18,029      177,094
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total current assets...............     135,527    356,685        51,487      1,915,559        (877,847)   1,581,411
Property, plant and equipment, net.......         205     49,460            --        705,353         (16,025)     738,993
Intangible assets, including goodwill,
  net....................................         789      6,006            --      3,468,261              --    3,475,056
Loans to related parties.................      78,206         --       185,529        827,099      (1,090,834)          --
Deferred taxes...........................          --      3,011            --         13,949          10,245       27,205
Other assets.............................   2,681,199     12,119     2,589,842        117,641      (5,244,513)     156,288
                                           ----------   --------    ----------     ----------     -----------   ----------
  Total assets...........................  $2,895,926   $427,281    $2,826,858     $7,047,862     $(7,218,974)  $5,978,953
                                           ==========   ========    ==========     ==========     ===========   ==========
Current liabilities:
  Accounts payable.......................  $      506   $ 16,356    $       --     $  186,512     $        --   $  203,374
  Accounts payable to related parties....     113,406    180,997       257,566        372,978        (847,124)      77,823
  Accrued expenses and other current
    liabilities..........................       9,740     52,916            --        328,395             589      391,640
  Note payable related to settlement.....          --         --            --         85,920              --       85,920
  Short-term borrowings..................         627        465            --        105,500              --      106,592
  Short-term borrowings from related
    parties..............................          --         --            --        218,333              --      218,333
  Current portion of long-term debt and
    capital lease obligations............          --        516            --        167,715              --      168,231
  Income tax payable.....................      87,277         --            --         30,295              --      117,572
  Deferred taxes.........................         223      6,102            --         11,902           2,740       20,967
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total current liabilities..........     211,779    257,352       257,566      1,507,550        (843,795)   1,390,452
Long term debt and capital lease
  obligations, less current portion......       4,206      1,882       843,322        915,479      (1,107,057)     657,832
Other liabilities........................          --      3,688            --         23,312           4,464       31,464
Pension liabilities......................         327     24,682            --         44,961              --       69,970
Deferred taxes...........................         864      5,238            --        170,385              --      176,487
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company guaranteed
  debentures of subsidiary...............          --         --            --        952,727              --      952,727
Minority interest........................          --         --        16,318             --           4,953       21,271
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total liabilities..................     217,176    292,842     1,117,206      3,614,414      (1,941,435)   3,300,203
Shareholders' equity:....................   2,678,750    134,439     1,709,652      3,433,448      (5,277,539)   2,678,750
                                           ----------   --------    ----------     ----------     -----------   ----------
  Total liabilities and shareholders'
    equity...............................  $2,895,926   $427,281    $2,826,858     $7,047,862     $(7,218,974)  $5,978,953
                                           ==========   ========    ==========     ==========     ===========   ==========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

                                                         FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
                                           ------------------------------------------------------------------------------
                                                       GUARANTOR SUBSIDIARIES
                                                       -----------------------    NON-GUARANTOR    COMBINING     COMBINED
                                            FMC AG      D-GMBH         FMCH       SUBSIDIARIES     ADJUSTMENT     TOTAL
                                           --------    ---------    ----------    -------------    ----------    --------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Operating Activities:
  Net income...........................    $180,015    $  3,133     $  85,866       $160,916       $(249,915)    $180,015
  Adjustments to reconcile net income
    to net cash and cash equivalents
    provided by (used in) operating
    activities:
  Equity affiliate income..............    (128,334)         --      (112,248)            --         240,582           --
    Depreciation and amortization......       1,448      13,993            --        230,990          (3,380)     243,051
    Change in deferred taxes, net......         (38)      1,453            --         34,245           8,883       44,543
    (Gain) loss on sale of fixed
      assets...........................          --        (448)           --            734              --          286
    Gain on sale of investments........      (6,685)         --            --             --           6,685           --
    Compensation expense related to
      stock options....................       1,600          --            --             --              --        1,600
  Changes in assets and liabilities,
    net of amounts from businesses
    acquired or disposed of:
    Trade accounts receivable, net.....          --     (10,180)           --       (117,169)             --     (127,349)
    Inventories........................          --     (14,673)           --        (35,465)          1,325      (48,813)
    Prepaid expenses and other current
      and non-current assets...........     (24,551)     (7,912)        1,119         (7,200)          8,764      (29,780)
    Accounts receivable from/payable to
      related parties..................     (85,932)     26,210        43,241         32,051         (20,386)      (4,816)
    Accounts payable, accrued expenses
      and other current and non-current
      liabilities......................      (2,055)     10,112            --        (52,473)            108      (44,308)
    Income taxes payable...............      13,395          --       (17,588)        48,648              --       44,455
                                           --------    --------     ---------       --------       ---------     --------
      Net cash provided by operating
        activities.....................     (51,137)     21,688           390        295,277          (7,334)     258,884
                                           --------    --------     ---------       --------       ---------     --------
Investing Activities:
  Purchases of property, plant and
    equipment..........................        (719)    (23,076)           --       (173,023)          5,774     (191,044)
  Proceeds from sale of property, plant
    and equipment......................          23         852            --         21,639              --       22,514
  Loans to related parties.............    (454,127)         --            --             --         454,127           --
  Acquisitions and investments, net of
    cash acquired......................     (45,695)       (193)           --       (176,982)         39,435     (183,435)
                                           --------    --------     ---------       --------       ---------     --------
      Net cash used in investing
        activities.....................    (500,518)    (22,417)           --       (328,366)        499,336     (351,965)
                                           --------    --------     ---------       --------       ---------     --------

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

                                                         FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
                                           ------------------------------------------------------------------------------
                                                       GUARANTOR SUBSIDIARIES
                                                       -----------------------    NON-GUARANTOR    COMBINING     COMBINED
                                            FMC AG      D-GMBH         FMCH       SUBSIDIARIES     ADJUSTMENT     TOTAL
                                           --------    ---------    ----------    -------------    ----------    --------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Financing Activities:
  Short-term borrowings, net...........        (603)       (448)           --       (198,850)             --     (199,901)
  Payments on obligation related to
    settlement.........................          --          --            --        (85,920)             --      (85,920)
  Long-term debt and capital lease
    obligations, net...................     622,485       2,695            --       (185,296)       (454,127)     (14,243)
  Proceeds from issuance of trust
    preferred securities...............          --          --            --        477,576          (6,978)     470,598
  Increase of accounts receivable
    securitization program.............                      --            --          3,571              --        3,571
  Proceeds from exercise of options....       3,512          --            --             --              --        3,512
  Capital Increase of Non-Guarantor-
    Subsidiaries.......................          --          --            --         39,119         (39,119)          --
  Dividends paid.......................     (65,782)         --            --         (4,957)          4,957      (65,782)
  Change in minority interest..........          --          --          (390)            --            (940)      (1,330)
                                           --------    --------     ---------       --------       ---------     --------
      Net cash provided by financing
        activities.....................     559,612       2,247          (390)        45,243        (496,207)     110,505
                                           --------    --------     ---------       --------       ---------     --------
Effect of exchange rate changes on cash
  and cash equivalents.................      (8,094)     (1,119)           --         (2,709)          4,205       (7,717)
Cash and Cash Equivalents:
Net increase in cash and cash
  equivalents..........................        (137)        399            --          9,445              --        9,707
Cash and cash equivalents at beginning
  of period............................         137         100            --         64,340              --       64,577
                                           --------    --------     ---------       --------       ---------     --------
Cash and cash equivalents at end of
  period...............................    $     --    $    499     $      --       $ 73,785       $      --     $ 74,284
                                           ========    ========     =========       ========       =========     ========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

                                                           FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2000
                                                -------------------------------------------------------------------------
                                                           GUARANTOR SUBSIDIARIES
                                                           ----------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                 FMC AG     D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT    TOTAL
                                                --------   ---------   ----------   -------------   ----------   --------
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Operating Activities:
  Net income (loss)...........................  $235,126   $    288    $  75,933      $154,362      $(312,322)   $153,387
  Adjustments to reconcile net income (loss)
    to net cash and cash equivalents provided
    by (used in) operating activities:
  Equity affiliate income.....................  (116,246)        --     (102,341)           --        218,587          --
    Depreciation and amortization.............     1,242     14,717           --       203,395         (2,180)    217,174
    Change in deferred taxes, net.............    (5,078)       653           --        69,245          3,394      68,214
    Gain (loss) on sale of fixed assets.......        --     (1,122)          --           336             --        (786)
    Gain (loss) on disposal of investments....   (67,489)        --           --            --         67,489          --
    Compensation expense related to stock
      options.................................     3,538         --           --            --             --       3,538
  Changes in assets and liabilities, net of
    amounts from businesses acquired or
    disposed of:
    Trade accounts receivable, net............        --      3,012           --      (137,427)            --    (134,415)
    Inventories...............................        --    (10,998)          --        (9,500)         2,457     (18,041)
    Prepaid expenses and other current and
      non-current assets......................    (5,672)    (9,890)       1,118       (28,525)         2,820     (40,149)
    Accounts receivable from/payable to
      related parties.........................   (44,306)     5,626       42,385       (59,837)         9,548     (46,584)
    Accounts payable, accrued expenses and
      other current and non-current
      liabilities.............................     4,058     16,289           --       (37,190)         1,208     (15,635)
    Income taxes payable......................    36,125       (817)     (17,606)       31,484             --      49,186
                                                --------   --------    ---------      --------      ---------    --------
      Net cash provided by (used in) operating
        activities............................    41,298     17,758         (511)      186,343         (8,999)    235,889
                                                --------   --------    ---------      --------      ---------    --------
Investing Activities:
  Purchases of property, plant and
    equipment.................................       (92)   (15,516)          --      (131,336)         3,327    (143,617)
  Proceeds from sale of property, plant and
    equipment.................................         9      2,193           --        15,944             --      18,146
  Acquisitions and investments, net of cash
    acquired..................................    (5,031)    (2,694)          --      (241,590)         4,434    (244,881)
  Disbursement of loans to related parties,
    net.......................................     8,358         --           --        (8,358)            --          --
                                                --------   --------    ---------      --------      ---------    --------
      Net cash used in investing activities...     3,244    (16,017)          --      (365,340)         7,761    (370,352)
                                                --------   --------    ---------      --------      ---------    --------

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

                                                           FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2000
                                                -------------------------------------------------------------------------
                                                           GUARANTOR SUBSIDIARIES
                                                           ----------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                 FMC AG     D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT    TOTAL
                                                --------   ---------   ----------   -------------   ----------   --------
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Financing Activities:
  Short-term borrowings, net..................  (550,288)       446           --       436,012          7,761    (106,069)
  Payments on obligation related to
    settlement................................        --         --           --      (352,721)            --    (352,721)
  Long-term debt and capital lease
    obligations, net..........................        --     (2,169)         901        93,280         (1,435)     90,577
  Proceeds from issuance of preference
    shares....................................   556,958         --           --            --             --     556,958
  Increase of accounts receivable
    securitization program....................        --         --           --        17,839             --      17,839
  Proceeds from exercise of options...........       478         --           --            --             --         478
  Capital Increase of
    Non-Guarantor-Subsidiaries................        --         --           --         2,994         (2,994)         --
  Dividends paid..............................   (51,229)        --           --        (5,656)         5,656     (51,229)
  Change in minority interest.................        --         --         (390)           --             11        (379)
                                                --------   --------    ---------      --------      ---------    --------
      Net cash (used in) provided by financing
        activities............................   (44,081)    (1,723)         511       191,748          8,999     155,454
                                                --------   --------    ---------      --------      ---------    --------
Effect of exchange rate changes on cash and
  cash equivalents............................      (540)        --           --          (439)        (7,761)     (8,740)
Cash and Cash Equivalents:
Net increase in cash and cash equivalents.....       (79)        17           --        12,313             --      12,251
Cash and cash equivalents at beginning of
  period......................................       155         37           --        34,568             --      34,760
                                                --------   --------    ---------      --------      ---------    --------
Cash and cash equivalents at end of period....  $     76   $     54    $      --      $ 46,881      $      --    $ 47,011
                                                ========   ========    =========      ========      =========    ========

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

THE COMPANY

     Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder's meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

     On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace, which we refer to as "our formation" or the "Merger" elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

     - all of the outstanding common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

     - the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

     Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

     You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our historical condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

     This section contains forward-looking statements. We made these forward-looking statements based on our management's expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the Introduction of our 2000 Annual Report on Form 20-F.

     Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

     - intense competition;

     - foreign exchange rate fluctuations;

     - varying degrees of acceptance of new product introductions;

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

     - changes in reimbursement rates;

     - technological developments in our industry;

     - uncertainties in litigation or investigative proceedings;

     - regulatory developments in the health care sector; and

     - the availability of financing.

     Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

     Developments in any of these areas, which are more fully described elsewhere in Part I, Items 3 and 8, and in "Item 5 -- Operating and Financial Review and Prospects" in our 2000 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

OVERVIEW

     Each segment for which information is presented below engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally the North America segment performs clinical laboratory testing and renal diagnostic services. The United States operations of Fresenius Medical Care Deutschland GmbH, which had previously been included in the International segment, are now included in the North America segment. All prior periods were restated to reflect this change as of January 1, 2001. Our management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States.

     Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Our management believes the most appropriate measure in this regard is earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segment's control. In addition to EBIT, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of the segment's and our company's ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

     You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation in this report may not be comparable to other similarly titled measures of other companies.

     We generated approximately 40% of our worldwide revenue for the first nine months of 2001 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

     We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

     Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions or by an adverse outcome in the pending litigation concerning the implementation of certain provisions of OBRA 93 relating to the coordination of benefits between Medicare and employer health plans in the case of certain dual eligible ESRD patients and by pending litigation with private insurers. See Part II Item 1 -- "Legal Proceedings." We anticipate continued higher legal expenses through 2003 of approximately $2 million to $5 million per quarter associated with the defense of commercial litigation and the W.R. Grace Chapter 11 proceedings.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

RESULTS OF OPERATIONS

     The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Intersegment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

                                                               FOR THE THREE
                                                               MONTHS ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
                                                                (UNAUDITED)
                                                               (IN MILLIONS)
Total revenue
  North America.............................................  $  915   $  793
  International.............................................     319      297
                                                              ------   ------
       Totals...............................................   1,234    1,090
                                                              ------   ------
Inter-segment revenue
  North America.............................................      --       --
  International.............................................       6        9
                                                              ------   ------
       Totals...............................................       6        9
                                                              ------   ------
Total net revenue
  North America.............................................     915      793
  International.............................................     313      288
                                                              ------   ------
       Totals...............................................   1,228    1,081
                                                              ------   ------
EBITDA
  North America.............................................     180      166
  International.............................................      68       68
  Corporate.................................................      (4)       7
                                                              ------   ------
       Totals...............................................     244      241
                                                              ------   ------
Amortization and depreciation
  North America.............................................      63       55
  International.............................................      18       18
  Corporate.................................................       1        1
                                                              ------   ------
       Totals...............................................      82       74
                                                              ------   ------
EBIT
  North America.............................................     117      111
  International.............................................      50       50
  Corporate.................................................      (5)       6
                                                              ------   ------
       Totals...............................................     162      167
                                                              ------   ------

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

                                                               FOR THE THREE
                                                               MONTHS ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
                                                                (UNAUDITED)
                                                               (IN MILLIONS)
Interest income.............................................  $    6   $    2
Interest expense............................................     (61)     (54)
Income tax expense..........................................     (43)     (56)
Minority interest...........................................      --       (1)
                                                              ------   ------
Net income..................................................  $   64   $   58
                                                              ======   ======

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

                                                               FOR THE NINE
                                                               MONTHS ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
                                                                (UNAUDITED)
                                                               (IN MILLIONS)
Total revenue
  North America.............................................  $2,685   $2,296
  International.............................................     922      853
                                                              ------   ------
       Totals...............................................   3,607    3,149
                                                              ------   ------
Inter-segment revenue
  North America.............................................       1        2
  International.............................................      17       28
                                                              ------   ------
       Totals...............................................      18       30
                                                              ------   ------
Total net revenue
  North America.............................................   2,684    2,295
  International.............................................     905      825
                                                              ------   ------
       Totals...............................................   3,589    3,119
                                                              ------   ------
EBITDA
  North America.............................................     534      485
  International.............................................     205      196
  Corporate.................................................     (11)       4
                                                              ------   ------
       Totals...............................................     728      685
                                                              ------   ------
Amortization and depreciation
  North America.............................................     188      165
  International.............................................      54       50
  Corporate.................................................       1        2
                                                              ------   ------
       Totals...............................................     243      217
                                                              ------   ------
EBIT
  North America.............................................     346      320
  International.............................................     151      146
  Corporate.................................................     (13)       2
                                                              ------   ------
       Totals...............................................     484      468
                                                              ------   ------
Interest income.............................................      11        7
Interest expense............................................    (176)    (172)
Income tax expense..........................................    (140)    (148)
Minority interest...........................................      (1)      (2)
                                                              ------   ------
Net income..................................................  $  180   $  153
                                                              ======   ======

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000

     Net revenues for the three months ended September 30, 2001 increased by 14% (15% at constant exchange rates) to $1,228 million from $1,081 million for the comparable period in 2000. Net income for the third quarter of 2001 was $64 million as compared to $58 million in 2000. The gross profit margin decreased from 35% to 34% in the third quarter 2001 as compared to the third quarter 2000. This was a result of higher growth in regions with lower margins, higher share of ancillary services and startup expenses related to production of peritoneal dialysis products in Japan. Earnings before taxes were down 7% compared to the third quarter of 2000, but this was more than offset by the effects of the lower impact of non-tax deductible goodwill amortization, the positive tax effects of intercompany financing, and a lower German tax rate. This resulted in earnings after taxes increasing by 9% over the third quarter of last year.

     Earnings per Ordinary share were $0.66 compared to $0.63 for the same period in the prior year.

     At September 30, 2001 we owned and operated 1,375 clinics compared to 1,360 at June 30, 2001. During the quarter we acquired 4 clinics with 583 patients, opened 19 clinics and disposed of 9 clinics.

     The number of patients treated in clinics that we own and operate increased to 103,580 at September 30, 2001 from 102,000 at June 30, 2001. Approximately 3,840,000 treatments were provided in the third quarter of this year; an increase of 15 % from 3,343,000 for the comparable period in 2000. Average revenue per treatment increased from $228 in the third quarter of last year to $236 for the same period this year.

     The following discussion pertains to our business segments and the measures we use to manage these segments:

 NORTH AMERICA SEGMENT

     Revenue. Net revenue for the North America segment for the three months ended September 30, 2001 grew by 15% from $793 million to $915 million. Dialysis care revenue increased by 19% to $795 million as a result of base business growth of 11% and the positive impact of acquisitions we made in 2000 and 2001 of 8%. Of the total dialysis care revenue increase, $69 million is attributable to the Everest acquisition. The increase in dialysis care revenue also resulted primarily from an increase in the number of treatments and an increase in revenue per treatment as a result of the impact of increased Medicare reimbursement. Medicare reimbursement rates increased 1.2% as of January 1, 2001 due to legislation passed in January 2000. Additional legislation passed during the fourth quarter 2000 provided for an additional 1.2% rate increase. However, this second increase was delayed until April 1, 2001 when rates were increased 1.6% to make up for this delay. Dialysis products revenues decreased 2% to $120 million. The 2% decrease in dialysis product revenue is a result of decreasing product prices and unchanged sales volume.

     During the quarter ended September 30, 2001, 76,100 patients were treated in the 1,020 clinics we own, operate or manage in the North America segment, compared to 75,600 patients treated in 1,005 clinics during the quarter ended June 30, 2001. The average revenue per treatment excluding laboratory testing revenue increased from $262 for the three months ended September 30, 2000 to $274 for the same period in 2001. Including laboratory testing, the average revenue per treatment for the same period increased from $272 to $284.

     EBITDA. EBITDA for the North America segment grew by 7% due to increased treatment volume, improved treatment rates, increased ancillary services, and increased earnings from laboratory testing. There was a decrease in EBITDA margin of 1.5%. This was mainly the result of the integration of Everest discussed previously, a lower margin for the ancillary services compared to incremental treatment revenue and an

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

increase to the reserve for accounts receivable of $10 million. These reserves are based on historical collection experience by payor type and aging category. The increased provision for bad debts in the period is a result of an increased volume of accounts receivable due from commercial payors that are in litigation with the Company coupled with changes in payor mix and aging distribution.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenue in 2001.

     EBIT. EBIT for the North America segment increased by 3% due to the increase in EBITDA and the positive impact of the decreased percentage of amortization and depreciation to revenue as previously mentioned. EBIT margins decreased 1% for the same reasons stated above in the EBITDA section.

 INTERNATIONAL SEGMENT

     Revenue. Net revenue for the International segment during the three months ended September 30, 2001 increased by 9% (13% at constant exchange rates) from $288 million in 2000 to $313 million in 2001. Base business grew 9% at constant exchange rates compared to last year and acquisitions contributed 4%, but these gains were offset by currency losses of 4%. Including the effects of acquisitions, Asia Pacific region revenue increased $8 million or 17% (30% at constant exchange rates), and Latin America region revenue increased $1 million or 2% (9% at constant exchange rates). Total dialysis care revenue increased by 21% (25% at constant exchange rates) to $111 million in 2001 from $92 million in the prior year. This increase is a result of base business growth increasing approximately $9 million (10%), combined with an approximate $14 million (15%) increase from acquisitions, offset by an approximate $4 million (4%) from exchange rate fluctuations. In the third quarter of this year, 27,480 patients were treated in the 355 clinics we own, operate or manage in the International segment compared to 26,400 in 355 clinics at June 30, 2001.

     Total dialysis product revenue for 2001 increased by 4% (9% at constant exchange rates) to $202 million. Base business increased by approximately $14 million (7%) and acquisitions contributed another $11 million. Product revenue increase was offset by approximately $10 million (5%) due to exchange rate fluctuations.

     EBITDA. EBITDA for the International segment for 2001 grew by $3 million or 4% (7% at constant exchange rates) from $65 million to $68 million primarily due to the increased revenue noted above. EBITDA margin decreased 1% due to costs incurred for peritoneal dialysis business expansion in Japan and changes in the regional sales mix.

     EBIT. EBIT for the International segment for 2001 increased by 5% (7% at constant exchange rates) from $48 million to $50 million due to the increased EBITDA mentioned above and stable depreciation and amortization. EBIT margin decreased 1% due to the same factors responsible for the decrease in EBITDA margin. Also in the third quarter of 2000, EBIT was favorably impacted by $4 million of foreign currency gains compared to a negative impact of foreign currency the same period of 2001.

 THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY.

     Interest. Interest expense for the quarter ending September 30, 2001 increased slightly compared to the same period in 2000. This is mainly due to the increase in debt in connection with the Everest acquisition.

     Income Taxes. The effective tax rate for the third quarter of 2001 was below the 2000 rate mainly due to German tax reform made effective January 1, 2001 and lower non-deductible amortization of goodwill compared to the same period in 2000.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

     Net revenues for the nine months ended September 30, 2001 increased by 15% (17% at constant exchange rates) to $3,589 million from $3,119 million for the comparable period in 2000. Net income for the first nine months of 2001 was $180 million, an increase of $27 million from net income of $153 million for the comparable period in 2000. Earnings per Ordinary share were $1.86 as compared to $1.74 for the same period in the prior year.

     The following discussions pertain to our business segments and the measures we use to manage these segments.

 NORTH AMERICA SEGMENT

     Revenue. Net revenue for the North America segment for the nine months ended September 30, 2001 grew by 17% from $2,294 million to $2,684 million. This was a result of a 20% increase in dialysis care revenue from $2,328 to $1,939 million while dialysis products increased 0.5% from $354 million to $356 million. The increase in dialysis care revenue resulted from a $191 million (10%) increase in base business growth as a result of the impact of increased Medicare reimbursement rates and improved anemia management (EPO utilization) as compared to 2000. Acquisitions contributed 10% of dialysis care revenue growth.

     EBITDA. EBITDA for the North America segment grew by 10%. The EBITDA margin decreased by 1% to 20%. The main reasons were a delay in the closing of Everest, a change in the Dialysis Care revenue mix to a higher portion of ancillary services which contribute less to earnings than incremental treatment revenue, and an increase during the third quarter to the reserve for accounts receivable of $10 million. These reserves are based on historical collection experience by payor type and aging category. The increased provision for bad debts in the period is a result of an increased volume of accounts receivable due from commercial payors that are in litigation with the Company coupled with changes in payor mix and aging distribution.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenue in 2001. This is mainly due to the impact of internal revenue growth while amortization and depreciation has remained fairly constant for the comparable period in 2000.

     EBIT. EBIT for the North America segment increased by 8% due to the increase in EBITDA and the positive impact of the decreased rate of amortization and depreciation to revenue as previously mentioned.

 INTERNATIONAL SEGMENT

     Revenue. Net revenue for the International segment during the nine months ended September 30, 2001 grew by 10% (16% at constant exchange rates) from $825 million in 2000 to $905 million in 2001. Acquisitions contributed approximately $53 million. Same store growth during the period was 9% at constant exchange rates. Including the effects of the acquisitions, Asia Pacific region revenue increased $20 million or 16% (28% at constant exchange rates), Latin America region revenue grew $29 million or 19% (25% at constant exchange rates) while European region revenue increased $30 million, a 6% increase (11% increase at constant exchange rates).

     Total dialysis care revenue increased during 2001 by 27% (33% at constant exchange rates) to $310 million in 2001 from $244 million the prior period. This increase is a result of base business growth of $32 million (13%) offset by approximately $16 million (6%) due to exchange rates. Acquisitions, mainly TRC, contributed approximately $50 million (20%) to total dialysis care revenue.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

     Total dialysis product revenue for 2001 increased by 2% (9% at constant exchange rates) to $595 million. Base business growth contributed $42 million (7%) and acquisitions contributed $14 million.

     EBITDA. EBITDA for the International segment for 2001 grew by 5% (11% at constant exchange rates) from $196 million to $205 million primarily due to the increased revenue noted above. A majority of the EBITDA growth was a result of increased business in the Latin America region. The EBITDA margin decreased by 1.3% mainly due to the costs incurred for the peritoneal dialysis business expansion in Japan and sales growth in regions with lower margins.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenues, increasing from $50 million in 2000 to $54 million in 2001.

     EBIT. EBIT for the International segment for 2001 increased by 4% (10% at constant exchange rates) due to the increased EBITDA mentioned above and the positive impact of the lower growth rate of amortization and depreciation as compared to the EBITDA growth rate mentioned above.

 THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY COSTS.

     Interest. Interest expense for 2001 increased slightly compared to the same period in 2000. Borrowings have increased in order to partially fund the Everest acquisition.

     Income Taxes. The effective tax rate for the nine month period ending September 30, 2001 was below the 2000 rate as non-deductible amortization of goodwill was lower, as a percentage of taxable income, for 2001 compared to the same period in 2000 and German income tax reform became effective January 1, 2001.

LIQUIDITY AND CAPITAL RESOURCES

     We generated cash from operating activities of $259 million in the nine-month period ended September 30, 2001 and $235 million in the comparable period in 2000. Cash on hand was $74 million at September 30, 2001 compared to $65 million, at December 31, 2000.

     On January 18, 2000, we executed definitive agreements with respect to the settlement of the U.S. government investigation. The agreements required net settlement payments totaling approximately $427 million. Under the definitive agreements with the U.S. government, we entered into a note payable for the remainder of the settlement obligation. Installment payments under the note accrued interest at 6.3% on approximately $51 million of the obligation and at 7.5% annually on the balance, until paid in full.

     The note payable was paid in six quarterly installments which began in April 2000 and ended in June 2001. The first four quarterly installments were made in the amount of approximately $35 million each, including interest at 7.5%. Of the final two installments of approximately $28 million each, including interest at 6.3%, the first was paid in April 2001, and the second was paid in June 2001. The U.S. government remitted the balance of our outstanding Medicare receivables in four quarterly payments of approximately $5 million each, plus interest at 7.5%. The last of these payments was received in February 2001. As of June 30, 2001, the note payable was completely paid.

     In connection with the settlement we amended the letter of credit that was given to the U.S. government in 1996 from $150 million to $190 million and, under the agreement, the letter of credit was reduced as we continued to make installment payments to the government. At June 30, 2001, with all the installment payments made, the letter of credit was cancelled.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

     In January 2001, the we completed the acquisition of Everest. Approximately one third of the purchase price ($354 million) was funded by the issuance of
2.25 million Fresenius Medical Care AG Preference shares ($99 million) to Everest stockholders. The remaining purchase price was paid with $120 million cash and debt assumed ($135 million). This debt was subsequently retired using our senior credit facility as described below.

     In June 2001 we completed offerings pursuant to Rule 144A and Regulation S under the Securities Act of 1933 of $225 million aggregate liquidation amount of dollar-denominated 7 7/8% trust preferred securities due 2011 and E300 million aggregate liquidation amount of euro-denominated 7 3/8% trust preferred securities due 2011. The net proceeds of the offerings were approximately $471 million, which we used to repay outstanding revolving indebtedness under our senior credit facility, to repay short-term debt, including approximately $120 million of short-term debt to Fresenius AG, and for general corporate purposes. In connection with these offerings, we amended our senior credit facility (i) to eliminate the obligation to apply the proceeds of our issuance of subordinated debt (including trust preferred securities) to prepayments of the term portion of that facility and (ii) to increase the amount of subordinated debt we may incur (exclusive of our 9% senior subordinated notes due 2006) from $950 million to $1.2 billion.

     Through September 30, 2001, we had paid approximately $183 million ($160 million for the North American segment and $23 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics, including the cash portion of the purchase price for Everest. Acquisitions for the comparable period in 2000 were $245 million, $105 million for the North America segment and $140 million for the International segment. In addition, capital expenditures for property, plant and equipment were $191 million for the nine months ended September 30, 2001 and $144 million for the comparable period in 2000. In 2001, capital expenditures in the North America segment were $98 million and $93 million for the International segment. In 2000, capital expenditures in the North America segment were $54 million and $49 million in the International segment. The majority of our capital expenditures were used for equipment for new clinics, improvements to existing clinics and expansion of production facilities. We believe that an increasing percentage of our dialysis care growth will be derived from worldwide markets and we envision making acquisitions in selected international markets. In the U.S., we intend to continue to enhance our presence in the market by focusing our expansion on the acquisition of individual or small groups of clinics, expansion of existing clinics, and opening of new clinics. Nevertheless, we will consider large acquisitions in the U.S. if suitable opportunities, such as Everest, become available to us.

     Total long-term debt net of current portion at September 30, 2001, increased to $783 million from $658 million at year-end 2000. This increase was mainly due to higher borrowings under our senior credit facility. Short-term borrowings from related parties decreased from $218 million at December 31, 2000 to $32 million at September 30, 2001 whereas short term borrowings from third parties remained at around $106 million. Other liabilities increased by $96 million mainly due to the market value of derivatives now included in the balance sheet as required by SFAS 133 Accounting for Derivative Instruments and Hedging Activities and the related amendments of SFAS 138.

     In January 2000, dollar interest rate swap agreements with a notional amount of $850 million expired as scheduled. In November 2000, we entered into additional dollar interest rate swap agreements with a notional amount of $450 million. At the same time, a dollar interest rate collar agreement with a notional amount of $150 million was closed out. As of September 30, 2001, the notional volume of dollar interest rate hedging contracts totaled $1,050 million. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix our variable interest rate exposure on the majority of our dollar-denominated revolving loans and outstanding obligations under our accounts receivable securitization program at an interest rate of 6.52%. Under our senior credit agreement, we have agreed to maintain at least $500 million of interest rate

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

protection. In March 2000, we entered into a yen interest rate swap agreement with a notional amount of Japanese Yen 400 million, in line with a yen-denominated floating-rate borrowing of our Japanese subsidiary. In September 2000, both the bank borrowing and the notional amount of the interest rate swap agreement were increased as scheduled to Yen 1,000 million, and again this year to Yen 1,249 million. The bank borrowing and the notional amount of the swap agreement will always coincide until March 2009 when the bank debt is completely repaid and the swap expires.

     We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs. If cash flows from operations or availability under existing banking arrangements fall below expectations, we may have to consider other alternatives to maintain sufficient liquidity. We cannot assure that we will be able to do so on satisfactory terms, if at all.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     We are required to adopt the provisions of SFAS 141 immediately, and SFAS 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will be evaluated for impairment in accordance with SFAS 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS 142.

     SFAS 141 will require, upon adoption of SFAS 142, that we evaluate existing intangible assets and goodwill that were acquired in prior purchase business combinations, and make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. Upon adoption of SFAS 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with the transitional goodwill impairment evaluation, SFAS 142 will require that we perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of operations.

     Because of the extensive effort needed to comply with adopting SFAS 141 and 142, it is currently not practicable to reasonably estimate all impacts of adopting these statements on our financial statements at this time, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. However, based on our current assumptions and subject to continuing analysis, had SFAS 142 been effective January 1, 2001, the Company presently estimates that there would have been a favorable impact to after tax earnings of approximately $95 million. The favorable impact in 2002 should be around $85 million.

     In August 2001, the Financial Accounting Standards Board issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. We are required to adopt SFAS 143 for financial statements issued for fiscal years beginning after June 15, 2002. Fresenius Medical Care is currently determining the impact of adopting this statement.

     In October of 2001, the Financial Accounting Standards Board issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 retains the requirement to recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. It eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, and requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until disposed. SFAS 144 requires the depreciable life of an asset to be abandoned to be revised. Also, all assets to be disposed of by sale are required to be recorded at the lower of carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognised before they occur. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and all interim periods within these years. Fresenius Medical Care is currently determining the impact of adopting this statement.

EURO CONVERSION

     Germany, our country of domicile, is one of the eleven members of the European Union who have adopted the euro as their currency. We have changed our functional currency to euro effective January 1, 1999, but will continue using the U.S. dollar as our reporting currency. In addition, at our general meeting on June 2, 1999, our shareholders approved the currency conversion of our share capital to euro from Deutsche

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

Mark. All internal reporting entities situated in the eleven member states are submitting their reports in euro. The euro conversion may affect cross-border competition by creating cross-border price transparency. In our business however, patients may not have the luxury to "shop" cross-border due to the nature of their illness, the type of reimbursement program they are enrolled in and the fact that they maintain a medical relationship with their local supplier, a doctor or clinic.

CONTINGENCIES

     We are a plaintiff in litigation against the U.S. federal government with respect to the implementation of the Omnibus Budget Reconciliation Act of 1993. We are also a defendant in significant commercial insurance litigation relating to the same alleged practices that were the subject of the recently settled government investigations. An adverse outcome in any of these matters could have a material adverse effect on our business, financial condition and results of operations. Because of the significant complexities and uncertainties associated with these proceedings, we cannot provide either an estimate of the possible loss or range of loss we may incur in respect of such matters, and a reserve based on any such estimate cannot be reasonably made.

INFLATION

     The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. Amgen Inc., the Company's sole source supplier of EPO, announced a 3.9% increase in its wholesaler acquisition price for EPO effective May 9, 2001. The Company's purchase contract with Amgen contains pricing protection such that its purchase price for EPO will be unaffected by the price increase through December 31, 2001.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 MANAGEMENT OF CURRENCY AND INTEREST RATE RISKS

     We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

     We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

 INTEREST RATE RISKS

     At September 30, 2001, we had in place interest rate swap agreements for a notional amount of $1,050 million which we believe to be adequate to cover our interest rate exposure into the immediate future.

 FOREIGN CURRENCY EXPOSURE

     We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

     During the period ended September 30, 2001, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company's hedging strategy described above. For additional information, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk," "Notes to Consolidated Financial Statements -- Note 1(g). Summary of Significant Accounting
Policies -- Derivative Financial Instruments," and "Notes to Consolidated Financial Statements -- Note 19. Financial Instruments" in the Company's 2000 Annual Report on Form 20-F.

                                    PART II

                               OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

 COMMERCIAL LITIGATION

     In 1997, FMCH, NMC, and certain named NMC subsidiaries, were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. The lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. Other insurance companies have filed similar claims seeking unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. Other private payors have contacted FMCH and may assert that NMC received excess payment and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and result of operations. The Company intends to defend the claims vigorously.

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W. R. Grace & Co.-Conn ("Grace Chemicals") against Grace Chemicals, FMCH and other defendants, principally alleging that the Merger which resulted in the original formation of the Company (described in greater detail in Note 6 to the financial statements included in Part I supra) was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al.
v. W. R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; the cases are pending before the Delaware bankruptcy court in connection with Grace's Chapter 11 proceedings. These cases have been stayed in connection with Grace's Chapter 11 bankruptcy proceedings. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity from W.R. Grace & Co. or its affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received proceeds from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

 OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Centers for Medicare and Medicaid Services (CMS) (formerly known as the Health Care Financing Administration, or HCFA) issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, CMS issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. CMS further

                                    PART II
proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No.95-0860 (WBB)) seeking to preclude CMS from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude CMS from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that CMS' retroactive application of the April 1995 rule was legally invalid. CMS cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding CMS' retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined CMS from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on CMS' motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare CMS' prospective application of the April 1995 rule invalid and permanently enjoin CMS from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. CMS elected not to appeal the Court's June 1995 and January 1998 orders. CMS may, however, appeal all rulings at the conclusion of the litigation. If CMS should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under CMS' original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance, Co., Inc. Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action.

 OTHER LITIGATION AND POTENTIAL EXPOSURES

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company's financial position, results of operations or cash flows.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis

                                    PART II
clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliate companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

ITEM 5.  OTHER INFORMATION

     On October 26, 2001, Fresenius Medical Care Capital Trust IV ("Trust IV") and Fresenius Medical Care Capital Trust V ("Trust V"), together with the Company and certain of its subsidiaries, consummated exchange offers to the holders of the trust preferred securities issued by Trust IV and Trust V.

     Trust IV offered to exchange up to $225,000,000 aggregate liquid amount of its 7 7/8% USD Trust Preferred Securities, which had been registered under the Securities Act of 1933 ("the Securities Act"), for a like liquidation amount of Trust IV's outstanding 7 7/8% USD Trust Preferred Securities ("Old USD Preferred Securities"). $224,875,000 aggregate liquidation amount of Old USD Preferred Securities was exchanged in the USD Exchange offer. Trust V offered to exchange up to E300,000,000 aggregate liquidation amount of its 7 3/8% Euro Trust Preferred Securities, which had been registered under the Securities Act, for a like

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
                                    PART II

                        OTHER INFORMATION -- (CONTINUED)

liquidation amount of Trust V's outstanding 7 3/8% Euro Trust Preferred Securities ("Old Euro Preferred Securities"). E291,549,000 aggregate liquidation amount of Old Euro Preferred Securities was exchanged in the Euro Exchange Offer. The Old USD Preferred Securities and the Old Euro Preferred Securities had been issued in June 2001 in transactions that were exempt from registration under the Securities Act.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K/6-K

  (A) EXHIBITS

     There are no exhibits included with this report.

  (B) REPORTS ON FORM 8-K/6-K

     During the three-month period ended September 30, 2001, the Company filed one report on Form 6-K dated August 22, 2001, in which the Company reported its financial condition and results of operations as of and for the six months ended June 30, 2001. The Company also reported updated information regarding certain previously disclosed legal proceedings and the results of the voting on the matters submitted to a vote at the Company's Annual General Meeting held May 2001.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  November 26, 2001

                                          FRESENIUS MEDICAL CARE
                                          AKTIENGESELLSCHAFT

                                          By: /s/ DR. BEN LIPPS
                                            ------------------------------------
                                            Name: Dr. Ben Lipps
                                            Title:  Chairman of the Management
                                              Board

                                          By: /s/ DR. ULF SCHNEIDER
                                            ------------------------------------
                                            Name: Dr. Ulf Schneider
                                            Title:  Chief Financial Officer

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